UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

BlueLinx Holdings Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

09624H109
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	09624H109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	47,138,267*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	47,138,267*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 47,138,267*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 54.4%*

14.	Type of Reporting Person (See Instructions): IA, IN
* Based upon information provided by BlueLinx Holdings Inc., a Delaware corporation (the “Company”), there were 86,612,039 shares of common stock, par value $0.01 per share (the “Shares”), of the Company issued and outstanding as of March 28, 2013.  As of the filing date of this Schedule 13D Amendment No. 6, Cerberus ABP Investor LLC, a Delaware limited liability company (“Cerberus ABP”), holds 47,138,267 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP.  Thus, as of the filing date of this Schedule 13D Amendment No. 6, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 47,138,267 Shares, or 54.4% of the Shares deemed issued and outstanding.  Howard S. Cohen, the chairman of the Company’s board of directors, is a senior advisor to an affiliate of Cerberus ABP.  Mr. Cohen, according to a Form 4 filed with the U.S. Securities and Exchange Commission on April 1, 2013, holds 1,303,632 Shares and options to purchase 750,000 Shares at an exercise price of $4.66 per share.  Mr. Feinberg disclaims all pecuniary interest in, and beneficial ownership of, any of the Company’s securities held by Mr. Cohen.

This Schedule 13D Amendment No. 6 (“Amendment No. 6”) further amends the Schedule 13D (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Stephen Feinberg on December 22, 2004, the Schedule 13D Amendment No. 1 filed with the SEC by Mr. Feinberg on July 22, 2010 (“Amendment No. 1”), the Schedule 13D Amendment No. 2 filed with the SEC by Mr. Feinberg on September 28, 2010 (“Amendment No. 2”), the Schedule 13D Amendment No. 3 filed with the SEC by Mr. Feinberg on October 20, 2010 (“Amendment No. 3”), the Schedule 13D Amendment No. 4 filed with the SEC by Mr. Feinberg on April 26, 2011 (“Amendment No. 4”), and the Schedule 13D Amendment No. 5 filed with the SEC by Mr. Feinberg on January 10, 2013 (“Amendment No. 5”  and, collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Amendments”).  Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D or the Amendments.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D and the Amendments, as applicable.

Item 4.   Purpose of the Transaction.

       Item 4 is hereby amended by adding the following paragraph after the last paragraph thereof:

       On March 28, 2013, pursuant to the Company’s rights offering, described in a prospectus filed by the Company with the SEC on March 5, 2013, Cerberus ABP purchased from the Company 13,486,288 Shares at a purchase price of $1.75 per share.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

       Based upon information provided by the Company, there were 86,612,039 Shares issued and outstanding as of March 28, 2013.  As of the filing date of this Amendment No. 6, Cerberus ABP holds 47,138,267 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP.  Thus, as of the filing date of this Amendment No. 6, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 47,138,267 Shares, or 54.4% of the Shares deemed issued and outstanding.

       During the period commencing 60 days prior to March 28, 2013, the date of the event which required the filing of this Amendment No. 6, and ending on the filing date of this Amendment No. 6, except as otherwise set forth in Item 4 of this Amendment No. 6, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

       Howard S. Cohen, the chairman of the Company’s board of directors, is a senior advisor to an affiliate of Cerberus ABP.  Mr. Cohen, according to a Form 4 filed with the SEC on April 1, 2013, holds 1,303,632 Shares and options to purchase 750,000 Shares at an exercise price of $4.66 per share.  Mr. Feinberg disclaims all pecuniary interest in, and beneficial ownership of, any of the Company’s securities held by Mr. Cohen.

[Signature Page Follow on the Next Page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2013

/s/ Stephen Feinberg
Stephen Feinberg

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).